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                                               EXHIBIT 12, Page 1 of 1

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                 NORFOLK SOUTHERN CORPORATION AND SUBSIDIARIES
               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                             (Millions of Dollars)

                                           Year ended December 31
                               ---------------------------------------------
                               2000      1999      1998      1997      1996
                               ----      ----      ----      ----      ----
EARNINGS
Income from continuing
 operations before income
 taxes as reported             $  250    $  351    $  845    $  998    $1,166
Add:
  Total interest expenses
   (as detailed below)            721       708       688       530       182
  Amortization of
   capitalized interest             5         4         3         3         3
  Income (loss) of
   partially owned
   entities (1)                    60        47       165       113         1
  Subsidiaries' preferred
   dividend requirement             2         2         2         2         2
                               ------    ------    ------    ------    ------
     Income before
      income taxes,
      as adjusted              $1,038    $1,112    $1,703    $1,646    $1,354
                               ======    ======    ======    ======    ======

FIXED CHARGES
Interest expense on debt       $  551    $  531    $  516    $  385    $  116
Other interest expense             42        35        27        32        36
Calculated interest
 portion of rent expense           40        35        31        30        30
NS' share of Conrail
 interest                          88       107       114        83        --
                               ------    ------    ------    ------    ------
     Total interest
      expenses                    721       708       688       530       182

Capitalized interest               18        15        21        17        12
Subsidiaries' preferred
 dividend requirement
 on a pretax basis                  4         4         4         4         4
                               ------    ------    ------    ------    ------
     Total fixed charges       $  743    $  727    $  713    $  551    $  198
                               ======    ======    ======    ======    ======
RATIO OF EARNINGS TO
 FIXED CHARGES                   1.40      1.53      2.39      2.99      6.84
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(1)  Includes: (a) the distributed income of 20%-49% owned entities, net of equity recorded in undistributed income and the minority income of consolidated entities which have fixed charges; and
     (b) NS' share of Conrail's income before income taxes, net of equity in earnings of Conrail included in NS' income from continuing operations before taxes as reported.

     The computations do not include $0.3 million of interest expense related to $7.8 million of debt guaranteed for a less than 50% owned entity.